EXHIBIT 99.2

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

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NOTICE TO READERS

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed interim financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.
STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

			April 30,	July 31,
	Note		2025	2024

Assets

Current assets
Cash			$4,148,889	$1,906,327
Amounts receivable and other assets	3		132,061	103,342
			4,280,950	2,009,669

Non-current assets
Mineral property interests	4		996,350	987,050
Right-of-use asset	11		9,895	17,316
Total assets			$5,287,195	$3,014,035

Liabilities and Shareholders' Equity

Current liabilities
Amounts payable and other liabilities	6		$310,104	$295,693
Due to related parties	7	(c)	10,863	6,963
Lease liability	11		13,361	12,216
			334,328	314,872

Non-current liabilities
Amounts payable and other liabilities	4		–	8,000
Lease liability	11		–	10,169
Total liabilities			334,328	333,041

Shareholders' equity
Share capital	5	(a)	37,530,270	33,312,270
Shares to be issued	4	(a)	–	8,700
Reserves			1,814,095	1,433,400
Accumulated deficit			(34,391,498)	(32,073,376)
Total shareholders' equity			4,952,867	2,680,994

Total liabilities and shareholders' equity			$5,287,195	$3,014,035

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Trevor Thomas			/s/ Michael Clark

Trevor Thomas			Michael Clark
Director			Director

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QUARTZ MOUNTAIN RESOURCES LTD.
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

	Three months ended April 30,		Nine months ended April 30,
	2025	2024	2025	2024
Exploration and evaluation	$1,444,233	$24,186	$1,673,823	$591,465
Assays and analysis	46,730	11,946	70,587	105,325
Drilling	995,017	–	995,017	290,678
Engineering	–	562	–	562
Environmental	2,539	331	2,539	331
Geological	136,350	32,669	297,965	142,325
Property costs and assessments	–	1,353	15,669	1,353
Site activities	246,540	(10,043)	271,723	39,295
Socioeconomic	–	(331)	–	2,330
Travel and accommodation	17,057	(12,301)	20,323	9,266

	140,759	66,130	321,823	186,888
Administration	10,276	15,024	14,336	46,097
Conference and travel	–	705	246	705
Insurance	12,869	6,913	18,724	17,958
IT Services	8,400	6,600	25,200	12,600
Legal, accounting and audit	37,195	11,160	72,080	40,940
Office and miscellaneous	34,295	14,281	115,509	24,823
Regulatory, trust and filing	37,724	11,447	75,728	43,765

Equity-settled share-based compensation	317,602	–	380,695	–

Operating expenses	(1,902,594)	(90,316)	(2,376,341)	(778,353)

Other items
Accretion expense - office lease	(428)	(775)	(1,554)	(2,551)
Amortization of right-of-use asset	(2,474)	(2,474)	(7,421)	(7,421)
Recognition of flow-through premium liability	–	–	–	20,000
Interest income	21,652	1,731	62,613	7,106
Interest expense	–	–	(10)	–
Foreign exchange gain (loss)	(279)	(119)	(917)	(501)
Other income	5,508	–	5,508	2
(Loss) and comprehensive (loss) before taxes for the period	$(1,878,615)	$(91,953)	$(2,318,122)	$(761,718)
Current income tax expenses (recoveries)	–	–	–	–
(Loss) and comprehensive (loss) for the period	$(1,878,615)	$(91,953)	$(2,318,122)	$(761,718)

Basic earning (loss) per common share	$(0.03)	$(0.00)	$(0.04)	$(0.02)

Diluted earning (loss) per common share	$(0.03)	$(0.00)	$(0.04)	$(0.02)

Weighted average number of common shares outstanding (note 5(c))

Basic	63,716,008	48,346,320	60,485,246	46,542,006

Diluted	58,868,030	48,346,320	60,485,246	46,542,006

The accompanying notes are an integral part of these condensed interim financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREOLDERS' EQUITY
(Unaudited - Expressed in Canadian Dollars, except for share information)

			Share Capital		Reserves
	Note		Number of shares	Amount	Warrants	Equity-settled share-based payments	Shares to be issued	Accumulated deficit	Total shareholders' equity

Balance at July 31, 2023			43,864,141	$28,995,261	$–	$1,432,011	$–	$(29,636,574)	$790,698
Private placement of units			1,538,889	261,611	15,389	–	–	–	277,000
Exercise of flow-through warrants			2,650,000	439,222	–	–	–	–	439,222
Shares issued for mineral property acquisitions			765,000	214,350	–	–	–	–	214,350
Loss for the period			–	–	–	–	–	(761,718)	(761,718)
Balance at April 30, 2024			48,818,030	$29,910,444	$15,389	$1,432,011	$–	$(30,398,292)	$959,552

Balance at July 31, 2024			58,868,030	$33,312,270	$1,389	$1,432,011	$8,700	$(32,073,376)	$2,680,994
Private placement of flow-through units	5	(a)	1,700,000	714,000	–	–	–	–	714,000
Private placement of non flow-through units	5	(a)	8,300,000	3,486,000	–	–	–	–	3,486,000
Shares issued for mineral property acquisitions	4(a), 5	(a)	30,000	18,000	–	–	(8,700)	–	9,300
Share purchase options	5	(c)	–	–	–	380,695	–	–	380,695
Loss for the period			–	–	–	–	–	(2,318,122)	(2,318,122)
Balance at April 30, 2025			68,898,030	$37,530,270	$1,389	$1,812,706	$–	$(34,391,498)	$4,952,867

The accompanying notes are an integral part of these interim condensed financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.
STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

			Nine months ended April 30,
	Note		2025	2024
Operating activities
Loss for the period			$(2,318,122)	$(761,718)
Adjusted for:
Accretion expense - office lease	11		1,554	2,551
Amortization of right-of-use asset	11		7,421	7,421
Recognition of flow-through premium liability			–	(20,000)
Interest income			(62,613)	(7,106)
Equity-settled share-based compensation			380,695	–

Changes in working capital items:
Amounts receivable and other assets			(28,719)	(5,716)
Amounts payable and other liabilities			6,411	(5,434)
Due to related parties	7	(a)&7(b)	3,900	1,422
Net cash used in operating activities			(2,009,473)	(788,580)

Investing activities
Interest received			62,613	7,106
Net cash provided by investing activities			62,613	7,106

Financing activities
Office lease payment (base rent portion capitalized under IFRS 16)	11		(10,578)	(10,086)
Proceeds from exercise of warrants and options			–	779,000
Proceeds from private placement	5		4,200,000	–
Net cash provided by financing activities			4,189,422	768,914

Increase (decrease) in cash			2,242,562	(12,560)
Cash, beginning of the year			1,906,327	97,469
Cash, end of the period			$4,148,889	$84,909

Non-cash transactions
Incremental Fair Value for the shares issued for mineral properties acquisition			$9,300	$–

The accompanying notes are an integral part of these condensed interim financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

1. NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol QZM, and certain broker-dealers in the United States make market in the Company's common shares on the OTC Grey Market under the symbol QZMRF. The Company's corporate office is located at 1040 West Georgia Street, 14th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at April 30, 2025, the Company had an accumulated deficit of $34,391,498 and net working capital of $3,946,622. The Company's continuing operations are dependent upon its ability to obtain necessary financings to complete exploration of any new and current projects, its ability to obtain necessary permits to explore, develop, and mine new sites, and future profitable production of any mine. These material uncertainties are indicative of significant doubt as to the Company’s ability to continue as a going concern.

Additional debt or equity financing will be required to fund acquisitions of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail any expenditures until additional funds can be raised through financing activities.

The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Such developments could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow, and exposure to credit risk.

The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

2. MATERIAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company's fiscal year ended July 31, 2024.

The Company’s Board of Directors authorized issuance of the financial statements on June 17, 2025.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

(b) Basis of presentation

The financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The financial statements for the three and nine months ended April 30, 2025 and 2024, include only the accounts of the Company with no subsidiary.

(c) Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that management believes are reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgments exist are:

•	Management has applied judgment on settlement of debt with related parties as to whether they were acting in the capacity as creditor or shareholder.
•	Assessment of the Company's ability to continue as a going concern.

3. AMOUNTS RECEIVABLE AND OTHER ASSETS

	April 30, 2025	July 31, 2024
Sales tax receivable	$76,756	$83,451
Prepaid expenses	36,205	791
Reclamation deposit	19,100	19,100
	$132,061	$103,342

4. MINERAL PROPERTY INTERESTS

	Maestro Property (formerly Lone Pine)	Jake Property	Total
Balance, July 31, 2022	$365,000	$100,000	$465,000
Additions – option payments	-	225,000	225,000
Acquisition – royalty payments	25,000	-	25,000
Balance, July 31, 2023	$390,000	$325,000	$715,000
Acquisition – cash payments	24,000	-	24,000
Acquisition – share issuance	223,050	-	223,050
Acquisition – royalty payments	25,000	-	25,000
Balance, July 31, 2024	$662,050	$325,000	$987,050
Acquisition – share issuance	9,300	-	9,300
Balance, April 30, 2025	$671,350	$325,000	$996,350

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

(a) Maestro (formerly Lone Pine) Property, British Columbia

Under a mineral claims purchase agreement (the “Agreement”) dated June 8, 2021, between the Company and Impala Capital Corp. (the “Vendor”), an arm’s length party, the Company acquired a 100% interest in nine mineral claims located near Houston, British Columbia (the “Maestro Property”).

Under the terms of the Agreement, the Company made $105,000 in cash payments and issued 1,000,000 common shares to the Vendor (valued at $210,000).

The Maestro Property is subject to a pre-existing 2.5% net smelter returns (NSR) royalty held by an arm’s length third party, of which 1.5% can be purchased for $1.5 million by the Company. This NSR is subject to an annual advance payment of $25,000. The advance payment of $25,000 for the period from July 1st, 2025 to July 1st, 2026 is due by July 1, 2025.

In March 2024, the Company entered into two separate agreements to purchase a 100% interest in each of the Lone Pine Claim and the North Claim. These two mineral claims total 169 hectares and are located contiguous to the Company’s 100% owned Maestro Property located approximately 15km north of the town of Houston, British Columbia.

The Lone Pine mineral claim was purchased from Eagle Plains Resources Ltd., an arms-length vendor, for 750,000 common shares of the Company, and it is subject to a 2% NSR royalty, of which 1.5% can be purchased at any time for $5 million. The shares are subject to a 24-month contractual resale restriction and the Company has a further right to arrange purchasers of these shares in the case of desired resales after that period. The Lone Pine transaction was closed with the 750,000 common shares of the Company issued on March 20, 2024.

The North mineral claim was purchased from Shawn Merkley, an arms-length vendor, for $24,000 cash and 45,000 common shares of the Company, which will be paid as follows:

i. $8,000 cash and 15,000 common shares on or before the Closing Date (completed)

ii. $8,000 cash and 15,000 common shares on or before the first anniversary of the Closing Date (completed)

iii. $8,000 cash and 15,000 common shares on or before the second anniversary of the Closing Date (completed)

The North mineral claim is subject to a 2% NSR royalty, which can be purchased at any time for $2 million.

(b) Jake Property, British Columbia

On November 5, 2021, the Company entered into a mineral claims purchase agreement (the "Agreement") with United Mineral Services Ltd. (“UMS”), a non-arm’s length party, to purchase a 100% interest in four mineral claims acquired through staking by UMS and to obtain an option to purchase a 100% interest in five adjacent claims (the “Underlying Claims”) owned by Electrum Resource Corporation ("Electrum”), an arm’s length third party (the “Jake Property”). The Jake Property is located approximately 162 km north of Smithers, British Columbia. The Underlying Claims are subject to a 2% NSR royalty, which is capped at $3 million.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

To acquire the Jake Property, the Company was required to:

i. Make cash payments to UMS as follows:

a. $50,000 on the date of receipt of TSX Venture Exchange approval (the “Approval Date”) (paid)

b. $50,000 on the date that is six months following the Approval Date (paid)

c. $50,000 on the date that is twelve months following the Approval Date (paid)

d. $50,000 on the date that is eighteen months following the Approval Date (paid)

ii. Make cash payments to Electrum as follows:

a. $50,000 on or before July 14, 2022 (paid)

b. $75,000 on or before July 14, 2023 (paid)

iii. Incur expenditures on the Underlying Claims as follows:

a. $60,000 on or before July 14, 2022 (completed)

b. Additional $100,000 on or before July 14, 2023 (completed)

As at April 30, 2025, the Company held a 100% interest in the Jake Property.

5. SHARE CAPITAL AND RESERVES

(a)Authorized share capital

As at April 30, 2025 and 2024, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

Shares issued during the nine months ended April 30, 2025

On March 12, 2025, the Company issued 30,000 shares with fair value of $18,000 to Shawn Merkley, an arms-length vendor for the acquisition of the North mineral claim (Note 4(a)).  The incremental fair value of $9,300 for these 30,000 shares were recognized during the three months ended April 30, 2025 when these shares were issued.  The initial fair value of $8,700 were recognized in the three months ended April 30, 2024 as shares to be issued under the shareholders’ equity.

On March 18, 2025, the Company completed a private placement of 1,700,000 flow-through units at a price of $0.42 per unit for gross proceeds of flow-through funds for $714,000. Each flow-through unit consists of one flow-through common share and one-half of one flow-through common share purchase warrant (a “FT Warrant”). Each FT Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.60 for a period of one year from the date of issuance, and is subject to an accelerated exercise provision whereby if the Company’s common shares trade at $1.00 or higher for 10 consecutive trading days on the TSX Venture Exchange then the holder will have 30 days to exercise the Warrant.

On March 18, 2025, the Company completed a private placement of 8,300,000 units at a price of $0.42 per unit for gross proceeds of $3,486,000. Each unit consists of one common share and one-half common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional common share at a price of $0.60 for a period of one year from the date of issuance, and is subject to an accelerated exercise provision whereby if the Company’s common shares trade at $1.00 or higher for 10 consecutive trading days on the TSX Venture Exchange then the holder will have 30 days to exercise the Warrant.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

Shares issued during the nine months ended April 30, 2024

On September 8, 2023, the Company issued 500,000 common shares upon the exercise of 500,000 flow-through warrants at $0.20 with gross proceeds of flow-through funds for $100,000.

On September 28, 2023, the Company issued 500,000 common shares upon the exercise of 500,000 flow-through warrants at $0.20 with gross proceeds of flow-through funds for $100,000.

On October 30, 2023, the Company completed a private placement of 1,538,889 flow-through units at a price of $0.18 per unit for gross proceeds of flow-through funds for $277,000. Each flow-through unit consists of one flow-through common share and one flow-through common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.18 for a period of five years from the closing of the private placement.

On November 27, 2023, the Company issued 250,000 common shares upon the exercise of 250,000 flow-through warrants at $0.20 with gross proceeds of flow-through funds for $50,000.

On December 5, 2023, the Company issued 416,667 common shares upon the exercise of 416,667 flow-through warrants at $0.18 with gross proceeds of flow-through funds for $75,000.

On December 18, 2023, the Company issued 277,778 common shares upon the exercise of 277,778 flow-through warrants at $0.18 with gross proceeds of flow-through funds for $50,000.

On February 7, 2024, the Company issued 705,555 common shares upon the exercise of 705,555 flow-through warrants at $0.18 with gross proceeds of flow-through funds for $127,000.

On March 20, 2024, the Company issued 750,000 common shares to Eagle Plains Resources Ltd., an arms-length vendor for the acquisition of the Lone Pine mineral claim (Note 4(a)).

On March 22, 2024, the Company issued 15,000 common shares to Shawn Merkley, an arms-length vendor for the acquisition of the North mineral claim (Note 4(a)).

Flow-through shares premium liability and expenditures commitment

Flow-through shares premium liability

Nine months ended April 30, 2025

During the nine months ended April 30, 2025, the Company completed an issuance of flow-through shares for total gross proceeds of $714,000

The Company did not recognize any flow-through share premium liability for the flow-through share issuance on March 18, 2025, as the unit price of each flow-through share was equal to that of a non-flow-through share at $0.42.

Year ended July 31, 2024

During the year ended July 31, 2024, the Company completed eight issuances of flow-through shares for total gross proceeds of $2,084,000.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

The Company recognized a flow-through share premium liability of $62,778 to account for the excess of the subscription or exercise price at $0.20 over the fair value of the shares issued on September 8 (closing quote at $0.19 per share), September 28, 2023 (closing quote at $0.17 per share), on November 27 (closing quote at $0.14 per share), and for the excess of the subscription or exercise price at $0.18 over the fair value of the shares issued on December 5 (closing quote at $0.14 per share) and December 18, 2023 (closing quote at $0.14 per share).

The Company did not recognize any flow-through share premium liability for the flow through share issuance on October 30, 2023, as the $0.18 unit price has allocated $0.17 to the common shares and $0.01 residual value of the total unit price to the warrants issued on October 30, 2023.

The Company did not recognize any flow-through share premium liability for the flow through share issuance on February 7, 2024, as the $0.18 unit price has been allocated entirely to the issued common shares. The closing quote of the shares at $0.18 on February 7, 2024, resulted in no residual value to allocate to either warrants or flow-through share premium liability.

The Company did not recognize any flow-through share premium liability for the flow-through share issuance on May 30, 2024, as the unit price of each flow-through share was equal to that of a non-flow-through share at $0.35.

The Company did not recognize any flow-through share premium liability for the flow through share issuance on July 8, 2024, as the $0.20 unit price has been allocated entirely to the issued common shares. The closing quote of the shares at $0.46 on July 8, 2024, resulted in no residual value to allocate to either warrants or flow-through share premium liability.

A summary of the changes in the Company’s flow-through shares premium liability was as follows:

Flow-through shares premium liability	2025	2024
Balance as at July 31, 2024 & 2023	$–	$–
Flow-through shares issuance with premium recognition	-	62,778
Amortization	-	(20,000)
Balance as at April 30, 2025 & 2024	$-	$42,778

Future Flow-through shares commitments

As of April 30, 2025, there were no unspent flow-through proceeds outstanding.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

(b) Warrants

Share purchase warrants transactions are summarized as follows:

	Number of warrants	Weighted average exercise price ($)
Balance July 31, 2023	2,750,000	$0.20
Issued	1,538,889	0.18
Exercised	(2,650,000)	0.19
Balance April 30, 2024	1,638,889	$0.19

Balance July 31, 2024	888,889	$0.20
Issued	5,000,000	0.60
Balance April 30, 2025	5,888,889	$0.54

As at April 30, 2025, share purchase warrants outstanding are as follows:

Issuance Date	Expiry Date	Exercise Price	Warrants Outstanding
March 18, 2025	March 18, 2026	$0.60	5,000,000
October 26, 2022	October 26, 2027	$0.20	750,000
October 30, 2023	October 30, 2028	$0.18	138,889

As at April 30, 2025, the weighted average remaining of the outstanding warrants was 1.15 years.

(c) Options

Stock option transactions are summarized as follows:

	Number of Outstanding Options	Weighted Average Exercise Price
Balance, July 31, 2023 and April 30, 2024	4,200,000	$0.20

	Number of Outstanding Options	Weighted Average Exercise Price
Balance, July 31, 2024	4,200,000	$0.20
Grants	1,000,000	0.385
Balance, April 30, 2025	5,200,000	$0.24

 As at April 30, 2025, stock options outstanding and exercisable are as follows:

Expiry Date	Price per share	Options Outstanding	Options Exercisable
January 11, 2032	$0.20	995,700	995,700
January 15, 2030	$0.44	500,000	250,000
April 24, 2028	$0.77	500,000	500,000
October 31, 2027	$0.20	3,204,300	3,204,300

As at April 30, 2025, the weighted average remaining life of the outstanding options was 3.56 years.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

On October 31, 2022, the Company granted 3,204,300 stock options to two directors of the Company at an exercise of $0.20 per option for a period of 5 years. The options fully vested as granted and valued at $640,860 using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 5 years, volatility of 478%, dividend yield of 0%, and risk- free rate of 3.43%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $640,860 in the year ended July 31, 2023.

On January 11, 2022, the Company granted 1,995,700 stock options to a director of the Company at an exercise of $0.20 per option for a period of 10 years. The options fully vested as granted and valued at $399,140 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 10 years, volatility of 350%, dividend yield of 0%, and risk- free rate of 1.71%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $399,140 in the year ended July 31, 2022.

On July 12, 2022, 1,000,000 options were exercised for gross proceeds of $200,000 and the fair value of $200,000 was transferred from share capital to reserves.

On January 15, 2025, 500,000 stock options to two consultants of the Company at an exercise of $0.435 per option for a period of 5 years. 125,000 stock options were fully vested on January 15, 2025. 125,000 stock options will be fully vested on April 15, 2025. 125,000 stock options will be fully vested on July 15, 2025. 125,000 stock options will be fully vested on October 15, 2025. The grant date fair value of these options were valued at $190,500 using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 5 years, volatility of 130%, dividend yield of 0%, and risk- free rate of 3.14%. The portion of the fair value of the stock options vested according to the graded vesting method was recognized to equity-settled share-based compensation in the amount of $141,195 in the nine months ended April 30, 2025.

On April 24, 2025, 500,000 stock options to a consultant of the Company at an exercise of $0.77 per option for a period of 3 years. 500,000 stock options were fully vested on the date of grant. The grant date fair value of these options were valued at $239,500 using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 3 years, volatility of 92%, dividend yield of 0%, and risk- free rate of 2.61%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $239,500.

6. AMOUNTS PAYABLE AND OTHER LIABILITIES

	April 30, 2025	July 31, 2024
Amounts payable	$310,104	$218,060
Amounts payable – long term	-	8,000
Accrued liabilities	-	77,633
	$310,104	$303,693

7. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition, include the directors of the Company.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

The Company compensated key management personnel as follows:

	Three months ended April 30,		Nine months ended April 30,
	2025	2024	2025	2024
Administrative fees	$12,705	$6,270	$25,245	$13,270
Fees to the entity controlled by the Chief Financial Officer	$3,000	$3,000	$9,000	$9,000
Fees to the entity controlled by a Director	$1,540	$-	$14,245	$-
Equity-settled share-based compensation	$-	$-	$-	$-

Administrative fees include salaries, director’s fees, and amounts paid to Hunter Dickinson Services Inc. (“HDSI”) (note 7(b)) for the services provided to the Company by the CEO and a director of the Company.

(b) Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, HDSI, are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company receives services from a number of related contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s CEO and Corporate Secretary is employed by HDSI and works for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

The Company is not obligated to require any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee from time to time engaged with the Company.

HDSI also incurs third-party costs on behalf of the Company and such third-party costs include, for example, directors’ and officers’ insurance. These third- party costs are billed to the Company at cost without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months ended April 30,		Nine months ended April 30,
	2025	2024	2025	2024
HDSI: Services received based on management services agreement	$61,372	$21,092	$94,813	$51,985
HDSI: Office lease related expenses (accretion expenses, amortization of right-of-use assets under IFRS 16 and operating costs not capitalized as right-of-use assets under IFRS 16)(note 11)	11,794	7,862	28,514	18,174
HDSI: Reimbursement of third party expenses paid	14,230	7,278	16,165	13,820
Total	$87,396	$36,232	$139,492	$83,979

United Mineral Services (“UMS”)

UMS is a private company controlled by a director of the Company. The Company was engaged with UMS in the acquisition and exploration of mineral property interests (Note 4 (b)).

During the three and nine months ended April 30, 2025, the Company paid $11,140 of service fees and reimbursable expenses of $284 to UMS.

(c) Payables due to related parties

The following is a summary of amounts due to related parties:

	April 30, 2025	July 31, 2024
Balance payable to HDSI	$9,693	$5,913
Balance payable to a director	120	-
Balance payable to the entity controlled by CFO	1,050	1,050
Total amount due to related parties	$10,863	$6,963

8. OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focusing on the acquisition and exploration of mineral property interests in BC, Canada. The Company’s long-term assets are located only in Canada.

9. FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

The carrying value of cash, amounts receivable, amounts payable and other liabilities, due to a related party, and loan payable approximates fair value due to the short-term nature of the financial instruments. Cash is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

10. FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial-instrument-related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash with high- credit quality financial institutions in business and savings accounts. Receivables are due primarily from a government agency. The carrying value of the Company's cash and amounts receivable represent the maximum exposure to credit risk.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company does not have sufficient capital to meet short-term business requirements, and accordingly is exposed to liquidity risk.

The following obligations existed as at April 30, 2025:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$310,104	$310,104	$-
Due to related parties	10,863	10,863	-
Lease liability	13,361	13,361	-
Total	$334,328	$334,328	$-

The following obligations existed as at July 31, 2024:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$303,693	$295,693	$8,000
Due to related parties	6,963	6,963	-
Lease liability	22,385	12,216	10,169
Total	$333,041	$314,872	$18,169

(c) Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is a minimal risk that the Company would recognize any loss because of a decrease in the fair value of any demand bank investment certificates included in cash as they are generally held with large financial institutions. The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

(d) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e) Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity (deficiency) as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the three and nine months ended April 30, 2025.

The Company is not subject to any externally imposed equity requirements.

11. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1,2021 and the lease expires on April 29, 2026. According to IFRS 16 Leases, the Company recorded a right-of-use asset and lease liability regarding its office lease.

(a) Right-of-use asset

As at April 30, 2025, $9,895 of right-of-use asset was recorded as follows:

Balance, July 31, 2023	$27,211
Amortization	(7,421)
Balance, April 30, 2024	$19,790

Balance, July 31, 2024	$17,316
Amortization	(7,421)
Balance, April 30, 2025	$9,895

18 | Page

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

(b) Lease liability

On May 1, 2021, the Company entered into an office lease agreement, which resulted in a lease liability of $49,475. The lease liability represents a monthly payment of $1,066 for the period from May 1, 2021, to April 30, 2023, $1,121 for the period from May 1, 2023, to April 30, 2024, and $1,175 for the period from May 1, 2024, to April 30, 2026. The incremental borrowing rate applied to the lease liability was 12%.

As at April 30, 2025, $13,361 of lease liability was recorded as follows:

Balance, July 31, 2020	$-
Addition	49,475
Lease payment – base rent portion	(2,132)
Lease liability – accretion expense	1,456
Balance, July 31, 2021	$48,799
Lease payment – base rent portion	(12,792)
Lease liability – accretion expense	5,326
Balance, July 31, 2022	$41,333
Lease payment – base rent portion	(12,956)
Lease liability – accretion expense	4,376
Balance July 31, 2023	$32,753
Lease payment – base rent portion	(13,612)
Lease liability – accretion expense	3,244
Balance July 31, 2024	$22,385
Lease payment – base rent portion	(10,578)
Lease liability – accretion expense	1,554
Balance April 30, 2025	$13,361
Current portion	$13,361
Long-term portion	$-

The following is a schedule of the Company’s future lease payments (base rent portion):

Fiscal 2025 (May 1, 2025 to July 31, 2025)	$3,526
Fiscal 2026 (August 1, 2025 to April 30, 2026)	10,578
Total undiscounted lease payments	$14,104
Less: imputed interest	(743)
Lease liability at April 30, 2025	$13,361

19 | Page